SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097



BRIDGEWATER, LLC SAVINGS AND INVESTMENT (401K) PLAN
(Title of Plan)



JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

# BRIDGEWATER, LLC
# SAVINGS AND INVESTMENT (401K) PLAN
## Financial Statements and Supplemental Schedule
## December 31, 2003 and 2002

# Bridgewater, LLC Savings and Investment (401k) Plan
## Index to Financial Statements and Supplemental Schedule
## December 31, 2003 and 2002



*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
*A Professional Services Firm*

**Report of Independent Registered Public Accounting Firm**

To the Participants and Administrator
of the Bridgewater, LLC Savings and Investment (401K) Plan:

We have audited the accompanying statement of assets available for benefits of the Bridgewater, LLC Savings and Investment (401K) Plan (the Plan) as of December 31, 2003, and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements and supplemental schedules for the year ended December 31, 2002 were reported on by other auditors, whose report dated June 18, 2003, except for Note 3, as to which the date is October 6, 2003, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Bridgewater, LLC Savings and Investment (401K) Plan as of December 31, 2003, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 18, 2004

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

**Report of Independent Registered Public Accounting Firm**

To the Participants and Administrator
of the Bridgewater, LLC Savings
and Investment (401k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Bridgewater, LLC Savings and Investment (401k) Plan (the "Plan") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 18, 2003

# Bridgewater, LLC Savings and Investment (401k) Plan

## Statements of Net Assets Available for Benefits

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| *Assets* | | |
| Investments | $ 1,497,427 | $ 823,620 |
| Participant loans | 109,146 | 60,620 |
| Total investments (See Note 3) | 1,606,573 | 884,240 |
| Receivables: | | |
| Employer contributions | 524,930 | 280,654 |
| Participant contributions | 4,295 | 3,201 |
| Total receivables | 529,225 | 283,855 |
| Net assets available for benefits | $ 2,135,798 | $ 1,168,095 |

The accompanying notes are an integral part of these financial statements.

# Bridgewater, LLC Savings and Investment (401k) Plan
## Statement of Changes in Net Assets Available for Benefits

| | Year Ended December 31, 2003 |
|---|---|
| *Additions* | |
| Additions to net assets attributed to: | |
| Investment income: | |
| Net appreciation in fair value of investments | $ 112,865 |
| Interest and dividends | 44,098 |
| | 156,963 |
| Contributions: | |
| Participant | 330,888 |
| Employer | 524,461 |
| | 855,349 |
| Total additions | 1,012,312 |
| *Deductions* | |
| Deductions from net assets attributed to: | |
| Benefits paid to participants | 45,444 |
| Administrative expenses | 3,895 |
| Total deductions | 49,339 |
| Net increase prior to transfers | 962,973 |
| Transfers from other plans, net | 4,730 |
| Net increase | 967,703 |
| Net assets available for benefits: | |
| Beginning of year | 1,168,095 |
| End of year | $ 2,135,798 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Description of the Plan

The Bridgewater, LLC Savings and Investment (401k) Plan (the "Plan") is a defined contribution plan adopted effective January 1, 1999 for participation by eligible employees of Bridgewater Interiors, a production facility of Johnson Controls, Inc. ("JCI", the "Company" and "employer") and a joint venture partner. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

## Note 2 - Organization and Accounting Policies

### Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

### Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by Bridgewater Interiors.

### Savings and Investment Master Trust

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investment in the U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

## Note 2 - Organization and Accounting Policies (cont.)

### Savings and Investment Master Trust (cont.)

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the Master Trust are presented in Note 9.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2003 and 2002.

Participant forfeitures of unvested employer contributions of $34,767 and $44,884, related to the Plan, were in the Master Trust at December 31, 2003 and 2002, respectively.

### Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

### Participant Loans

The Plan allows participants to borrow funds from their accounts. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

### Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

**Note 3 - Investments**

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Investments at fair value as determined by quoted market price: | | |
| JCI Common Stock, 2,105 and 1,092 units, respectively | $ 257,224 | $ 92,513 |
| Investments at estimated fair value: | | |
| Fixed Income Fund, 843,458 and 545,920 units, respectively | 843,458 | 545,920 |

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $112,865 as follows:

| | |
|---|---|
| Investments at fair value as determined by quoted market price: | |
| Fidelity Funds | $ 27,813 |
| Janus Fund | 11,783 |
| Putnam Funds | 54 |
| Strong Common Stock | 4,642 |
| Artisan Fund | 234 |
| JCI Common Stock | 60,176 |
| | 104,702 |
| Investments at estimated fair value: | |
| U.S. Equity Index Commingled Pool | 8,163 |
| Net increase in fair value | $ 112,865 |

**Note 4 - Participant Accounting**

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). For all investment programs other than the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool, Fidelity maintains participant balances on a share method. Participant investments in the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2003 and 2002, the Plan held 2,105 and 1,092 units, respectively, of the JCI Common Stock Fund at a unit value of $122.18 and $84.75, respectively. As of the same dates, the Plan held 3,053 and 361 units, respectively, of the U.S. Equity Index Commingled Pool at a unit value of $33.77 and $26.27, respectively.

### Note 4 - Participant Accounting (cont.)

Plan assets of $48,048 and $49,124 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2003 and 2002, respectively, but who have not yet received distributions as of that date.

### Note 5 - Contributions

Participants can designate an amount up to fifteen percent (15%) of their gross wages for contribution to the Plan. Each eligible participant's pre-tax contribution may be matched at the discretion of the employer. Participants are also eligible for a non-matching contribution of three percent (3%) of gross wages. Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

A participant's interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

### Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

### Note 7 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

### Note 8 - Party-in-Interest Transactions

Transactions involving JCI common stock, participant loans and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

**Note 9 - Johnson Controls, Inc. Savings and Investment Master Trust**

Following are the Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Assets | | |
| Investments at fair value: | | |
| Fidelity Puritan Fund | $ 52,738,194 | $ 33,117,905 |
| Fidelity Magellan Fund | 145,717,173 | 111,770,055 |
| Fidelity Growth & Income Portfolio | 87,107,088 | 44,545,260 |
| Fidelity Overseas Fund | 42,508,097 | 11,967,759 |
| Fidelity Asset Manager | 38,092,049 | 10,901,180 |
| Fidelity Low Price Stock | 20,255,025 | - |
| Fidelity Asset Manager: Growth | 35,534,735 | 16,296,886 |
| Fidelity Asset Manager: Income | 9,688,874 | 3,690,704 |
| Fidelity Retirement Government Money Market Portfolio | 70,861,257 | 16,850,133 |
| Fidelity Institutional Short-Intermediate Government Portfolio | 28,713,916 | 16,474,440 |
| Fidelity Short-Term Investment Fund | 2,576,251 | 5,854,622 |
| U.S. Equity Index Commingled Pool | 196,779,710 | 62,436,091 |
| Artisan Mid Cap Fund | 40,875,812 | - |
| Aim Small Cap Growth Fund | 26,122,000 | - |
| Janus Fund | - | 40,286,123 |
| Strong Common Stock Fund | - | 22,860,301 |
| JCI Common Stock Fund | 901,409,596 | 357,897,459 |
| Participant Loans | 56,072,274 | 39,155,606 |
| | 1,755,052,051 | 794,104,524 |
| Investments at contract value: | | |
| Fidelity Income Portfolio | 241,298,862 | 215,108,310 |
| Total Assets | $ 1,996,350,913 | $ 1,009,212,834 |
| Participating Plans' Equity | $ 1,996,350,913 | $ 1,009,212,834 |

**Note 9 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)**

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

| | Year Ended December 31, 2003 |
|---|---|
| *Additions* | |
| Additions to net assets attributed to: | |
| Investment Income: | |
| Fidelity Puritan Fund | $ 7,297,835 |
| Fidelity Magellan Fund | 27,122,987 |
| Fidelity Growth & Income Portfolio | 11,619,627 |
| Fidelity Overseas Fund | 7,094,289 |
| Fidelity Asset Manager | 3,572,149 |
| Fidelity Low Price Stock | 1,497,674 |
| Fidelity Asset Manager: Growth | 4,748,513 |
| Fidelity Asset Manager: Income | 746,125 |
| Fidelity Institutional Short-Intermediate Government Portfolio | (246,056) |
| Artisan Mid Cap Fund | 7,108,013 |
| U.S. Equity Index Commingled Pool | 29,686,511 |
| Putnam International Equity Fund | 3,349,383 |
| Aim Small Cap Growth Fund | 5,040,135 |
| Janus Fund | 12,439,449 |
| Strong Common Stock Fund | 7,924,278 |
| JCI Common Stock Fund | 159,842,073 |
| | 288,842,985 |
| Contributions | |
| Participant | 110,428,706 |
| Employer | 5,202,622 |
| | 115,631,328 |
| Interest and dividend income | 22,177,304 |
| Total additions | 426,651,617 |
| *Deductions* | |
| Deductions from net assets attributed to: | |
| Participant withdrawals | 102,978,475 |
| Administrative fees | 345,448 |
| Total deductions | 103,323,923 |
| Net increase prior to reallocations and transfers from other plans | 323,327,694 |
| Participant reallocations from investments outside the Master Trust | 663,849,337 |
| Transfers to other plans, net | (38,952) |
| Net increase | 987,138,079 |
| Net assets available for benefits: | |
| Beginning of year | 1,009,212,834 |
| End of year | $ 1,996,350,913 |

# Bridgewater, LLC Savings and Investment (401k) Plan
## Schedule , Line 4i – Schedule of Assets (Held at End of Year)
## (Plan No. 002, EIN: 38-3406010)
## December 31, 2003

| Identity of issue, lessor, or similar party | Description of investment including maturity date, rate of interest, collateral, par, or maturity value | | Current Value |
|---|---|---|---|
| * Fidelity Funds: | | | |
| Fixed Income | 843,458 shares | $ | 843,458 |
| Puritan | 657 shares | | 12,141 |
| Magellan | 648 shares | | 63,361 |
| Growth & Income | 1,068 shares | | 38,063 |
| Overseas | 473 shares | | 14,880 |
| Asset Manager | 5,665 shares | | 89,277 |
| Low Price Stock Fund | 188 shares | | 6,570 |
| Asset Manager: Growth | 331 shares | | 4,726 |
| Asset Manager: Income | 815 shares | | 9,904 |
| Retirement Government Money Market Portfolio | 25,015 shares | | 25,015 |
| Short-Intermediate Government Portfolio | 2,225 shares | | 21,716 |
| U.S. Equity Index | 3,053 shares | | 103,108 |
| AIM Small Cap Growth Fund | 81 shares | | 2,095 |
| Artisan Mid Cap Fund | 228 shares | | 5,889 |
| * JCI Common Stock | 2,105 shares | | 257,224 |
| | | | 1,497,427 |
| * Participant Loans (1) | | | 109,146 |
| Total investments | | $ | 1,606,573 |

(1) There were 81 outstanding loans to participants at December 31, 2003, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 6.75%.

*Indicates party-in-interest.

Note: cost information is not required for participant-directed investments and is therefore not included.

## Bridgewater, LLC Savings and Investment (401k) Plan
### Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Benefits Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BRIDGEWATER, LLC SAVINGS AND INVESTMENT (401k) PLAN

By: ______________________
Stephen A. Roell
Senior Vice President and
Chief Financial Officer
JOHNSON CONTROLS, INC.

June 25, 2004

## Bridgewater, LLC Savings and Investment (401k) Plan
### Index to Exhibits

| Exhibit No. | Description |
|---|---|
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 23.2 | Consent of Independent Registered Public Accounting Firm |
| 32 | Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

**EXHIBIT 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2004 relating to the financial statements of the Bridgewater, LLC Savings and Investment (401K) Plan, which appears in this Form 11-K.

Coleman & Williams, Ltd.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2003 relating to the financial statements of the Bridgewater, LLC Savings and Investment (401k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2004

**EXHIBIT 32**

## CERTIFICATION OF PERIODIC FINANCIAL REPORTS

We, John M. Barth, Chairman and Chief Executive Officer and Stephen A. Roell, Senior Vice President and Chief Financial Officer, of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Bridgewater, LLC Savings and Investment (401K) Plan (the "Plan") for the year ended December 31, 2003 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2004

John M. Barth

Stephen A. Roell